UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

(24 December 2021)
Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

Enclosure: CRH Continues Share Buyback Programme

Press Release
CRH Continues Share Buyback
Programme

CRH plc, the leading building materials business in the world, is pleased to announce that it has completed the latest phase of its share buyback programme, returning a further $0.3 billion of cash to shareholders.

Between 30 September and 23 December 2021, 5.8 million ordinary shares were repurchased on Euronext Dublin at an average discount of 0.73% to the volume weighted average price over the period.

This brings total cash returned to shareholders under our ongoing share buyback programme to $2.9 billion since its commencement in May 2018.

CRH today also announces that it has entered into arrangements with Societe Generale to repurchase ordinary shares on CRH's behalf for a consideration of up to $300 million (the "Buyback"). The Buyback will commence today, 24 December 2021, and will end no later than 30 March 2022.

Under the terms of the Buyback, ordinary shares will be repurchased on Euronext Dublin. CRH has entered into non-discretionary instructions with Societe Generale, acting as principal, to conduct the Buyback on CRH's behalf and to make trading decisions under the Buyback independently of CRH in accordance with certain pre-set parameters.

The purpose of the Buyback is to reduce the share capital of CRH and it will be conducted within the limitations of the authority granted at CRH's AGM on 29 April 2021 to repurchase up to 10% of the Company's ordinary shares in issue (being 54,915,759 ordinary shares following the completion of the latest phase of the buyback programme).

The Buyback will also be conducted within the parameters prescribed by the Market Abuse Regulation 596/2014 and the Commission Delegated Regulation (EU) 2016/1052 (also as in force in the UK, from time to time, including, where relevant, pursuant to the UK's Market Abuse (Amendment) (EU Exit) Regulations 2019) and Chapter 12 of the UK Financial Conduct Authority's Listing Rules. The repurchased ordinary shares will be held in treasury pending their cancellation or re-issue in due course.

Any decision in relation to any future buyback programmes will be based on an ongoing assessment of the capital needs of the business and general market conditions.

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Contact CRH at Dublin 404 1000 (+353 1 404 1000)

Albert Manifold	Chief Executive
Jim Mintern	Finance Director
Frank Heisterkamp	Director of Capital Markets & ESG
Tom Holmes	Head of Investor Relations

About CRH
CRH (LSE: CRH, ISE: CRG, NYSE: CRH) is the leading building materials business in the world, employing c.77,000 people at c.3,100 operating locations in 29 countries. It is the largest building materials business in North America and Europe and also has regional positions in Asia. CRH manufactures and supplies a range of integrated building materials, products and innovative solutions which can be found throughout the built environment, from major public infrastructure projects to commercial buildings and residential structures. A Fortune 500 company, CRH is a constituent member of the FTSE 100 Index, the EURO STOXX 50 Index, the ISEQ 20 and the Dow Jones Sustainability Index (DJSI) Europe. CRH's American Depositary Shares are listed on the NYSE. For more information visit www.crh.com.

Registered Office: No 12965. Registered Office: 42 Fitzwilliam Square, Dublin 2, R02 R279, Ireland

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 24 December 2021
By:___/s/Neil Colgan___
N.Colgan
Company Secretary